United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of September, 2018

Commission File Number: 001-35892

GW PHARMACEUTICALS PLC

(Translation of registrant’s name into English)

Sovereign House

Vision Park

Histon

Cambridge CB24 9BZ

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Changes in Registrant’s Certifying Accountant

On August 7, 2018, GW Pharmaceuticals plc (the “Company”) announced that in connection with the Company’s transition from foreign private issuer to domestic filer status which will commence on October 1, 2018 (when the Company will begin periodic reporting under the Securities Exchange Act of 1934, as amended on domestic forms), the Company has appointed the U.S. firm of Deloitte & Touche LLP as principal auditor for the consolidated financial statements as of and for the year ending September 30, 2018. This decision was approved by the Audit Committee of the Board of Directors of the Company on May 3, 2018.

In prior periods when the Company reported as a foreign private issuer, Deloitte UK served as principal auditor for the Company’s consolidated financial statements as reported on Form 20-F. The Company’s annual report on Form 10-K for the year ending September 30, 2018 will include the audit reports of Deloitte UK on the Company’s financial statements prepared in accordance with generally accepted accounting principles in the United States (“US GAAP”) for the years ended September 30, 2016 and 2017 and the audit report of Deloitte & Touche LLP for the year ending September 30, 2018. Upon the issuance of the audit report for the year ended September 30, 2017 and 2016 on the Company’s consolidated financial statements under US GAAP, Deloitte UK will resign as the Company’s principal auditor.

In connection with the audits of the Company’s consolidated financial statements for the years ended September 30, 2017 and 2016 as reported on the Company’s Annual Report on Form 20-F and the subsequent interim periods through the date hereof, there were no (a) disagreements with Deloitte UK on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to Deloitte UK’s satisfaction, would have caused Deloitte UK to make reference to the subject matter thereof in connection with its reports for such years; or (b) reportable events that would be required to be described under Item 16F(a)(1)(v) of Form 20-F in connection with the Company’s annual report on Form 20-F for those years.

The Company provided Deloitte UK with a copy of the disclosures it is making in this Current Report on Form 6-K and requested from Deloitte UK a letter addressed to the Securities and Exchange Commission indicating whether it agrees with such disclosures. A copy of Deloitte UK’s letter dated September 21, 2018 is attached as Exhibit 16.1.

Exhibit Index

Exhibits

16.1	Letter of Deloitte UK, dated September 21, 2018

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GW Pharmaceuticals plc

	By:	/s/ Douglas B. Snyder
	Name:	Douglas B. Snyder
	Title:	Chief Legal Officer

Date: September 21, 2018